UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ORBIT INTERNATIONAL CORP.
 (Exact name of registrant as specified in its charter)

Delaware	0-3936	11-1826363
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

80 Cabot Court Hauppauge, New York		11778
(Address of principal executive offices)		(Zip Code)

Mitchell Binder
(631) 435-8300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of  Orbit International Corp. (the “Company”) for calendar year 2013 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act.”)

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries. Based on this reasonable country of origin inquiry, the Company determined that the Conflict Minerals did not originate in the Covered Countries.

As part of the reasonable country of origin inquiry, the Company contacted  key vendors that the Company believes have a greater likelihood of using Conflict Minerals in the manufacture of the Company’s products and requested confirmation from such vendors that they are in compliance with the Company’s policy prohibiting the use of Conflict Minerals originating from the Covered Countries. Each of the Company’s key vendors confirmed that they are in compliance with the Company’s policy prohibiting the use of Conflict Minerals originating from the Covered Countries. The Company subsequently sent an additional letter to its key vendors with a Conflict Minerals reporting template. All of the Company’s key vendors responded with a completed Conflict Minerals reporting template and confirmed that they are either not using Conflict Minerals or that the Conflict Minerals did not originate from the Covered Countries. Additionally, the Company has included a provision in its quality assurance terms and conditions included in all purchase orders that prohibits the use of Conflict Minerals that originate from a Covered Country and, in the event the vendor discovers that a Conflict Mineral did originate in a Covered Country, such vendor must inform the Company of this fact immediately. Based on the foregoing, the Company has reason to believe the representations made by its vendors are true. Therefore, the Company has determined that its Conflict Minerals did not originate in a Covered Country.

A copy of the Company’s Conflict Minerals Disclosure is publicly available at www.orbitintl.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

Orbit International Corp.
(Registrant)

DATE: June 2, 2014	By:	/s/ Mitchell Binder
Mitchell Binder
Chief Executive Officer